SCHEDULE B:  SUPPLEMENTARY INFORMATION

1.   For the six months ended June 30, 2000:

a)   Purchases of materials

          Hardware                                       35,751
          Services                                          296
          Supplies                                        1,840
          Freight                                           671
          Customs and duty                                  984
          Translation                                     2,841
          Consulting                                     12,216
                                                         ------
          Total                                          54,599
                                                         ======

b)   Administration expense

          Bank charges and interest, net                  6,501
          Consulting fees                                34,590
          Foreign exchange                               (3,447)
          Office and rent                               160,042
          Management fees                                25,800
          Salaries and benefits                          75,932
          Professional fees                              85,963
          Shareholder relations and regulatory filings   86,323
          Travel and entertainment                       50,865
                                                        -------
          Total                                         522,569
                                                        =======
c)   Non-arm's Length Expenses

      Wages and benefits for two officers               118,271
       (President & CEO and Chief Technology
        Officer)
      Management fees for three directors and            62,800
        officer                                         -------
      Total                                             181,071
                                                        =======

2.   Summary of Securities Issued During the Quarter Ended June 30, 2000:

a)   Summary of securities issued during the quarter:

     Date      Type     Type              Number
     of        of       of                or              Total
     Issue     Security Issue             Amount   Price  Proceeds

     03/29/00  Common   Option exercise     5,000  $1.00  $  5,000
     04/06/00  Common   Warrant exercise  200,000  $0.64  $128,000
     05/19/00  Common   Option exercise     6,000  $1.00  $  6,000
     05/31/00  Common   Option exercise    30,000  $1.00  $ 30,000
     06/05/00  Common   Option exercise    10,000  $1.00  $ 10,000
     06/06/00  Common   Option exercise     5,000  $1.00  $  5,000
     06/12/00  Common   Option exercise    40,001  $1.00  $ 40,001

b)   Options/warrants granted during the quarter:

     Nil

3.   Share Capital as at June 30, 2000:

a)   Authorized Capital

     100,000,000 common shares without par value:

     Issued and outstanding         No. of shares                 Amount
     -------------------------------------------------------------------
     Balance, June 30, 2000         11,909,796                $5,368,986

b)   Summary of options and warrants outstanding as at June 30, 2000:

     Options

     Number of common shares       Exercise Price          Date of Expiry
           Issuable

          230,000                      $0.30               July 6, 2003
          140,000                      $1.00               February 25, 2004
           45,000                      $1.00               March 25, 2004
           45,000                      $1.00               April 13, 2004
           60,000                      $1.00               July 19, 2004
          418,998                      $1.00               January 19, 2005
      ---------------------------------------------------------------------
          938,998
      =====================================================================

      Warrants

      Number of common shares       Exercise Price       Date of Expiry
           Issuable

           133,333                      $1.25            February 23, 2001
           875,000                      $0.80            March 17, 2001
           133,333                      $1.25            February 23, 2002
           133,333                      $1.25            February 23, 2003
      --------------------------------------------------------------------
         1,275,000
      ====================================================================

     800,000 shares are being held in escrow, subject to release provisions as follows: one-third (1/3) of the securities are to be released on each of the first, second and third anniversaries of the completion of the reverse take-over of Imagis Cascade.

c)   List of Directors as at June 30, 2000:

                            Iain Drummond
                           Sandra Buschau
                             Fred Clarke
                            Rory Godinho
                            Robert Gordon
                           Altaf Nazerali
                         Oliver "Buck" Revell

SCHEDULE C:  MANAGEMENT DISCUSSION

Note: The following management discussion has been prepared as a summary of activities for the six-month period ending June 30, 2000 and significant events subsequent to that period.

NATURE OF BUSINESS

IMAGIS is a developer and marketer of biometric-based software applications for the law enforcement, security and gaming industries. IMAGIS premier product is CABS (Computerized Arrest and Booking System), an integrated software system used by police departments, the Royal Canadian Mounted Police, and other law enforcement agencies for collecting and storing all information associated with booking an offender, including capturing facial images of the person and images of identifying marks.

Imagis' recently-introduced ID-2000 facial recognition capabilities that enable an individual to be matched against the records of offenders in the CABS database, using only their image as the basis of the search.

HIGHLIGHTS

- Sales for the six-month period were $460,000, or 60% of 1999 full-year revenues.
- Our Computerized Arrest & Booking System (CABS) was chosen as the software solution by both the Amherst, NS and Summerside, PEI police departments in Eastern Canada.
- We announced a $1.8 million order from Alameda County in California.
- BCIT selected our Envisage product for their OneCard ID Project at all of their campus locations in British Columbia.
- We received two orders from the Service Group West Covina Police Department.
- The Guildford Police Department in Guildford, Connecticut purchased our Computerized Arrest & Booking System (CABS) product.
- New business partners have been signed.

SIGNIFICANT EVENTS AND TRANSACTIONS

ORDERS RECEIVED FROM RCMP DETACHMENTS IN TWO NEW PROVINCES

On April 19, 2000, Imagis announced that our CABS Computerized Arrest and Booking System had been chosen by both the Amherst, Nova Scotia and Summerside, Prince Edward Island police departments in eastern Canada.

Once implemented, one of the project objectives is to expand CABS usage to include data input and access to the CABS Regional Database, which is being set-up in the "J" Division, Codiac Detachment of the RCMP in New Brunswick. This implementation will provide for quick and easy sharing of offender and occurrence based images and data with all participating police and law enforcement agencies. The immediate access to offender records from contributing agencies will allow for positive identification of repeat offenders and the ability to solve crimes faster.

IMAGIS AWARDED US$1.2 MILLION CONTRACT FROM ALAMEDA COUNTY SHERIFF'S OFFICE

On May 15, 2000, Imagis announced that, together with its business partner, Orion Scientific Systems, we have been chosen to provide an integrated imaging-based law enforcement solution for the Alameda County Sheriff's Office in California. The total contract award is $2.65 million U.S., our portion, as key technology provider, will be $1.2 million U.S.

Imagis will provide a completely integrated law enforcement solution, including the CABS Computerized Arrest and Booking System, ID-2000 Facial Recognition Software, Regional Data-Sharing, Property-ID for evidence control and tracking in the field, and CABS Mobile for wireless transmission of record and image information to patrol cars. Imagis will integrate its software with the County's CORPUS mainframe application.

The county-wide booking implementation at Alameda will be the largest digital imaging system in law enforcement on the West Coast. The system will bring officers, beat-cops, detectives and sheriffs the most recent arrest information and photographs, available anytime and anywhere using laptops, internet protocols and secure wireless communications. The products and services being provided by Orion and Imagis are a combination of state-of-the-art facial recognition and image and database management allowing law enforcement agencies to be more efficient and effective in their jobs.

The Alameda project is planned to be installed this year and be fully operational during the 1st quarter of 2001.

IMAGIS SOFTWARE CHOSEN BY BCIT FOR CAMPUS ONECARD SOLUTION

On June 8, 2000, Imagis announced that the British Columbia Institute of Technology, ("BCIT") has chosen Imagis' Envisage electronic identification system for BCIT's new OneCard ID Project for all their campus locations in B.C. The BCIT OneCard is a student and staff photo-identification card that will offer multiple functions and services for BCIT students and staff beginning in the fall term. These include library borrowing, door entry, access to campus student services and on-campus debit card usage.

IMAGIS ANNOUNCES THREE NEW ORDERS IN CALIFORNIA

On June 14, 2000, Imagis announced that we have received three new orders for our ID-2000 facial recognition software in California. The West Covina Police Department, just east of Los Angeles, has installed Imagis' ID-2000 facial recognition software to operate with the already installed CABS Arrest & Booking System. In addition, through the Service Group of the West Covina Police Department, the El Segundo and La Habra Police departments have separately purchased Imagis' CABS Arrest & Booking software together with ID-2000. This installation will include a fully integrated computer-aided dispatch system, records management, and mobile use for police cruisers.

            MANAGEMENT'S DISCUSSION AND ANALYSIS OF
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview:

In February, 1999, we completed the acquisition of Imagis-Cascade Technologies Inc. (Imagis-Cascade) and in the second quarter, completed a financing raising approximately Cdn$2.9 million before financing costs. The acquisition was accounted for as a reverse take-over whereby the company acquired, in our case Imagis-Cascade, is deemed the parent for reporting purposes and the acquirer, in our case Imagis Technologies Inc., is considered the target or acquired entity. This treatment conforms with generally accepted accounting principles in Canada which are essentially identical to those applicable in the United States for such transactions.

Results of Operations for the three month periods ended June 30, 2000 and June 30,1999:

Revenues:

Our Revenues for the three months ended June 30, 2000 rose to $258,646 from $118,581 generated in the comparable period in 1999, more than double the 1999 level. The gain was mostly attributable to higher sales revenues for our CABS product rising from $48,663 in 1999 to $161,271 in the current quarter. A small improvement in support fees earned and higher revenues of approximately $51,000 from hardware sales in the quarter, up from $27,000 in the second quarter of 1999 also contributed to our overall gain.

As previously indicated in prior periods, we purchase and resell hardware components to facilitate the overall sale of our software products and period to period hardware sales levels reflect only our customers' needs where we have made a direct sale to an end-user. Our current marketing strategy involves developing strategic alliances with partners which can fill this hardware need as well as provide support services to customers. This will allow us to focus in the future essentially on the development and sale of our software products through these partners. At present we have established relationships with a large number of partners. Consequently, we expect revenues from hardware sales to be lower in the future.

Operating Costs:

Operating costs for the quarter totaled $1,087,811, significantly higher than comparable period in 1999 of $741,225. This higher amount is consistent with our plans both to expand our marketing efforts and to develop new biometric capabilities in our products. Operating costs include materials purchases, primarily hardware for resale, sales and marketing, technology development, administration and amortization.

Purchases of materials:

Our costs of hardware and other materials purchased for the quarter were $27,574. This is significantly lower than the costs for the comparable period in 1999 of $64,276. As stated in previous reports, our hardware purchases reflect the needs of direct sales to customers, and in 1999 we relied predominantly on direct sales which is reflected in the significantly higher hardware cost in 1999. We expect our costs of hardware purchases to be lower in future periods as a result of our altered marketing approach involving partners.

Sales and marketing:

Our sales and marketing costs for the quarter ended June 30, 2000 were $386,295. This is 85 per cent higher than the 1999 comparable period of $208,508 and reflects our increased sales staff level and their marketing activities which have resulted in higher travel, trade show attendance and marketing material costs. Further additions to staff are not planned at this time.

Technology Development:

The technology development costs for the quarter ended June 30, 2000 were $361,443. The 1999 comparable period costs were at $148,099. Our technology development costs include primarily salaries for our development team together with other functional costs for travel and facilities. Our development staff has grown continuously since we completed our acquisition of Imagis Cascade in order to complete code programming of several of our new products including ID-2000, Property ID and Casino ID. We are committed to expanding our biometric capabilities and expect to augment our staff to accelerate development in this area. As a result, we expect our current level of expenditure will increase as we bring on new development staff.

Administration:

Our administration costs of $299,814 were down slightly from those of the comparable 1999 period of $311,169. As is the case for our technology development function, administration costs include primarily salaries with additional costs incurred for office facilities, travel and requisite shareholder and regulatory reporting.

Other Costs and Expenses:

Other costs for the quarter include only amortization, amounting to $12,685, up from $9,173 in the second quarter of 1999 due to additions to our office equipment over the year.

Net Loss for the Period:

We experienced a net loss amounting to $829,165 or $.07 per share for the quarter ended June 30, 2000, higher than for the comparable period in 1999 of $622,644 or $.08 per share. This higher amount reflects our higher expenditure levels in both the sales and marketing and technology development functions, only partially offset by our gains in sales revenues over those of the prior year.

Results of Operations for the six month periods ended June 30, 2000 and June 30,1999:

Revenues:

For the six months ended June 30, 2000, our revenues were $453,781, up 25 per cent from the prior year to date level of $364,238. Sales of our software products rose 78 per cent from $146,715 in 1999 to $261,762 in 2000, and support and service revenues rose from the 1999 level of $99,951 to $124,527 in 2000, while hardware sales revenues fell from $117,191 in 1999 to $67,170 this year. The gain in software sales revenues includes both higher sales volumes of our CABS product and sales of our new products, primarily ID-2000, a facial recognition capability. The lower hardware revenues reflect our efforts to withdraw from sales of hardware equipment coupled to our software products.

Operating Costs:

As was the case in the quarterly comments above, our operating costs for the six months ended June 30, 2000 rose significantly in 2000 to $1,908,855 over the 1999 level of $1,180,666. The increase is due to much higher cost levels for both the sales and marketing and technical development functions consistent with our commitment to increase our sales efforts to improve revenues and to significantly expand the technical capabilites of our biometric applications. While costs overall are higher than in the prior year, all categories, individually and in total, are within budget for the year 2000.

Purchases of materials:

As indicated above, sales revenues for hardware components to customers for the six months ended June 30, 2000 fell to approximately half the level in the 1999 comparable period. Similarly, purchase costs were much lower at $54,599 in 2000, only 38 per cent of the 1999 first half costs of $144,802.

Sales and marketing:

Our sales and marketing costs for the six months ended June 30, 2000 rose 80 per cent to $610,189 from $338,590 in the 1999 comparable period, consistent with the increase reported for the most recent quarter. The costs include staff salaries, travel, marketing materials and facilities including communications. The higher level reflects the impact of several additions to staff over the intervening period and the consequent higher level of expenditure arising from their activities.

Technology development:

The increase in costs for our technology development function was even greater than in sales and marketing, rising from the 1999 year to date level of $225,534 to the current year to date amount of $686,609, an increase of over 200 per cent above the prior amount. The significant increase is due to the additions to staff of several developers needed to complete all of the projects which were in their initial stages at the time of acquisition last year and which have led to several of our new product introductions, and to the expansion of programming in biometrics. Other costs include those for facilities and some staff travel.

Administration:

Our administration costs for the six months ended June 30, 2000 were $522,569, only slightly higher than those for the comparable period in 1999 of $506,677. Administration costs include staff salaries and travel, professional fees, shareholder and regulatory costs, and facility and other related costs. No staff additions have been made from year to year and all other costs have been held constant to keep the overall expenditure in line with the prior year.

Other Costs and Expenses:

Other costs for the six months ended June 30, 2000 include amortization of $34,889, compared with $14,432 for the comparable period in 1999. In 1999, there was a loss resulting from the write-off of inventory items of $111,836 and a gain on the settlement of accounts payable of $161,205.

Net Loss for the Period:

We experienced a net loss amounting to $1,455,074 or $.13 per share for the six months ended June 30, 2000, higher than for the comparable period in 1999 of $816,428 or $.14 per share. The higher amount reflects our higher expenditure levels in both the Sales and marketing and Technology development functions which are only partially offset by our gains in sales revenues over 1999.

Liquidity and Capital Resources:

At year end, our cash position had declined to only $9,682 and anticipating this we had taken a number of steps late in 1999 to raise funds to support our ongoing activities. Consequently during the first quarter, we raised over $1.9 million by means of (i) a private placement of our common stock which yielded $700,000, (ii) from the exercise of outstanding warrants and options yielding approximately $880,000 and (iii) from the conversion of debentures for common stock issued in 1999 which provided approximately $210,000. This past quarter, we added to our cash position through the further exercise of warrants providing $128,000 and of options yielding $96,001. Year to date cash inflows from such capital transactions aggregate $2,075,699. We expect our cash position as of June 30, 2000 to be adequate to fund our on-going operations through September 30, 2000. Thereafter, depending on the development of our business, we may need to raise additional cash for working capital or other expenses. If we need to raise additional capital, we plan to do so through the sale of equity securities. We may not be able to raise sufficient capital when needed or on terms commercially favorable to us.

We have used these funds to sustain our operations during the six month period, to repay notes payable of $130,000 and to acquire equipment costing $29,679. After these disbursements and the costs associated with our operating loss net of working capital changes other than cash of $1,546,613, we closed the period with cash on hand of $197,914 remaining for future operations.

As indicated in the discussion of our technology development expenditures, we anticipate hiring additional technical staff and increasing the development of biometric capabilities in our software, and anticipate the need to raise additional funds through the issue of our common stock. We are currently seeking financing of approximately $5 million and are discussing our needs with few potential investors.

INVESTOR RELATIONS

During 1999 and for the period ending June 30, 2000, the Company did not engage outside parties for investor relations. Investor relations functions were accomplished through personnel whose duties include: the dissemination of news releases, investor communications and general day-to-day operations of this department. The costs of these personnel and activities are identified in the Financial Statements as "Shareholder Relations and Regulatory Filings".

SIGNIFICANT SUBSEQUENT EVENTS

- On July 19, 2000, Imagis announced the official launch and installation of CASINO-ID and its biometric Facial Recognition Software at Gateway Casinos Inc. in Canada. Gateway Casinos will install software licenses in all three of its locations in the greater Vancouver area of British Columbia. Upon installation, CASINO-ID will allow integration between all Gateway locations with the ability to connect, share database information and photography. By year-end, Gateway Casinos anticipates adding their Edmonton, Alberta facility to the list of connect CASINO-ID users. CASINO-ID was designed to allow any casino or gaming establishment to utilize biometric technology to capture images using existing surveillance cameras, and then create suspect databases and compare images based on facial features only.

- On July 31, 2000, Imagis announced that we have retained Somerset Financial Group ("Somerset") of New York as our non-exclusive U .S. financial advisor. Somerset will assist us in pursuing our business plan, which will include banking advisory services and review of any potential business combinations, joint ventures, financing or other capital market needs. We have paid Somerset a fee of $10,000 U.S. and have agreed to issued to Somerset 50,000 warrants exercisable ad $4.00 Cdn. The warrants will be exercisable for a period of two years from the date of issue and will contain standard anti-dilution provision.